INNOVATION BEVERAGE GROUP LIMITED
ACN 625 701 420

Notice of Annual General Meetings
Explanatory Memorandum and Proxy Form

Date and Time of Meeting:
20 February 2026 at 10.30 am

Place of Meeting:
Virtually via the Xcend Virtual Meeting Portal available at:
https://meeting.xcend.app/IBGAGM2026

This Meeting will be conducted virtually via the Xcend platform. Shareholders are strongly encouraged to lodge their completed Proxy Forms in accordance with the instructions in this Notice of Meeting.

In accordance with section 110D(1) of the Australian Corporations Act 2001 the Company will not be sending hard copies of this Notice of Meeting to shareholders unless a shareholder has requested a hard copy of this Notice or made an election for the purposes of Section 110E of the Australian Corporations Act to receive documents from the Company in physical form. This Notice can be viewed and downloaded from the Company's website at www.innovationbev.com

This Notice of Annual General Meeting and Explanatory Memorandum should be read in its entirety. If you are in doubt as to how to vote on any of the Resolutions, you should seek advice from your accountant, solicitor or other professional adviser without delay.

Letter from the Executive Chairman

Dear Shareholder,

I am pleased to invite you to the 2023 and 2024 Innovation Beverage Group Limited Annual General Meetings (**AGMs**), which for shareholder convenience will be held at the same time as a virtual shareholder meeting.

At the conclusion of this meeting, your Company will be up to date on general meetings and expects to hold its Annual General Meeting for the financial year ended 31 December 2025 during the current calendar year, in April 2026.

Enclosed with the Notice of AGMs is your proxy form. The following pages contain details of the items of business that you will be able to vote on at the AGMs. The first item of business is to table and consider the financial reports, the Director's reports and the auditor's reports for each of the financial years ended 31 December 2023 and 31 December 2024. There is no requirement for Shareholders to approve the financial reports, the Directors' reports and the auditor's reports, as – they are provided for information purposes only.

The resolutions contained in the accompanying Notice are summarised here:

1. Re-election of Ms Sally Cardillo;

2. Re-election of Mr Daniel Lanskey; and

3. Amendment of the Constitution to reduce the notice period of general meetings from 28 days to the Australian statutory minimum of 21 days.

I encourage Shareholders to participate in the Meeting via either attendance or the online Xcend Virtual Meeting Portal.

While Shareholders will be able to vote online during the Meeting, Shareholders are encouraged to lodge a proxy ahead of the Meeting, even if they are participating online. If you are unable to attend, please lodge your proxy.

As always, we invite Shareholders to submit questions in advance of the Meeting. Questions may be submitted when lodging your proxy at www.innovationbev.com.

Yours sincerely,

Mr Sahil Beri
Chief Executive Officer and Executive Chairman
January 2026

INNOVATION BEVERAGE GROUP LIMITED
ACN 625 701 420

Notice of Annual General Meetings (FY2023 and FY2024)

Notice is given that the AGMs of the shareholders of Innovation Beverage Group Limited ACN 625 701 420 (**Company**) for the financial years 2023 and 2024 will be held as a virtual meeting at https://meeting.xcend.app/IBGAGM2026 on 20 February 2026 at 10:30 am (Sydney time) for the purpose of considering and if thought fit passing the resolutions as stated below.

Business

Financial statements and reports (FY2023 and FY2024)

To table and consider the financial reports, the Director's reports and the auditor's reports for each of the financial years ended 31 December 2023 and 31 December 2024.

Resolution 1: Re-election of Sally Cardillo

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> *"That, pursuant to the Company's Constitution and for all other purposes, the members of the Company approve the re-election of Sally Cardillo as a Non-Executive Director of the Company, who pursuant to clause 6.1(f) of the Company's Constitution is retiring by rotation and being eligible offers herself for re-election."*

Resolution 2: Election of Daniel Lanskey

To consider and, if thought fit, pass the following resolution as an **ordinary resolution**:

> *"That Daniel Lanskey, who was appointed by the Board as a Non-Executive Director of the Company on 16 February 2024 to fill a casual vacancy, retires in accordance clause 6.1(e) of the Company's Constitution and, being eligible and having submitted himself for election, be appointed as a Director of the Company."*

Resolution 3: Amendment of Constitution – Meeting notice period

To consider and, if thought fit, pass the following resolution as a **special resolution**:

> *"That, pursuant to 136(2) of the Corporations Act and for all other purposes, Shareholders approve an amendment to the Constitution as detailed in the Explanatory Memorandum which accompanies and forms part of this Notice of Meeting, effective at the close of this meeting."*

Other business

To consider any other business that may lawfully be brought forward in accordance with the Constitution of the Company or the law.

Other information

An Explanatory Memorandum accompanies and forms part of this Notice of Annual General Meetings. All Shareholders should read the Explanatory Memorandum carefully and in its entirety. Shareholders who are in doubt regarding any part of the business of the Meeting should consult their accountant, solicitor or other professional adviser for assistance.

By order of the Board

Miranda Yuan
Company Secretary
January 2026

VOTING ENTITLEMENT NOTICE

1. Entitlement to vote

For the purposes of the Meeting, the Company has determined that in accordance with regulation 7.11.37 of the Corporations Regulations, shares will be taken to be held by the persons registered as holders at 10.30am (Sydney time) on 20 February 2026. Accordingly, transfers registered after that time will be disregarded in determining entitlements to vote at the Meeting.

2. Voting at the meeting

You may vote by participating in the Meeting virtually or by appointing an attorney or corporate representative to participate in the Meeting and vote for you. Alternatively, Shareholders who are entitled to vote at the Meeting may vote by appointing a proxy to participate and vote on their behalf, using the Proxy Form accompanying this Notice of Meeting.

(a) Jointly held Shares

If more than one Shareholder votes in respect of jointly held Shares, only the vote of the Shareholder whose name appears first in the share register will be counted whether the vote is given personally, by attorney or proxy.

(b) Shareholder online voting and asking questions

Shareholders wishing to vote, or their attorneys or in the case of a Shareholder or proxy which is a corporation, corporate representatives, must attend the Meeting at 10.30 am (Sydney time) on 20 February 2026 using the online Xcend Virtual Meeting Portal platform. Shareholders can vote between the commencement of the Meeting and the closure of voting as announced by the Chair during the Meeting.

Shareholders can submit questions in relation to the business of the Meeting and vote on the Resolution in real time during the Meeting via the online Xcend Virtual Meeting Portal.

Instructions on how to log on to ask questions during the Meeting are outlined below. Note, only Shareholders may ask questions online and only once they have been verified. It may not be possible to respond to all questions raised during the Meeting. Shareholders are therefore encouraged to lodge questions prior to the AGMs.

To participate in the Meeting online, you can log in to the Meeting in either of the following ways:

(i) from your computer, by entering the URL in your browser: https://meeting.xcend.app/IBGAGM2026

(ii) from your mobile device by entering the URL in your browser: https://meeting.xcend.app/IBGAGM2026

Once you have selected one of the options above, Shareholders will need the following information to participate in the AGMs in real-time:

1. your SRN (shown on your proxy form); and
2. your postcode registered to your holding if you are an Australian Shareholder.

Overseas Shareholders should select their country. Assistance with online registration for the Meeting will be open from 9.30am (AEST) by calling +61 (2) 8591 8509 (within Australia) or +61 (2) 8591 8509 (overseas).

Xcend will also provide a unique email link to appointed proxy holders using this same telephone number.

(c) Voting by proxy

Shareholders wishing to appoint a proxy to vote on their behalf at the Meeting must either complete and sign or validly authenticate the personalised Proxy Form which accompanies this Notice of Meeting or lodge their proxy online. A person appointed as a proxy may be an individual or a body corporate.

Completed Proxy Forms must be delivered to Xcend by 10.30 am (Sydney time) 48 hours before the meeting in any of the following ways:

- **By mail** in the enclosed reply-paid envelope (or the self-addressed envelope, for Shareholders whose registered address is outside Australia) provided to Xcend as follows:
  Xcend Pty Ltd
  PO Box R1905
  Royal Exchange NSW 1225
  - **By email** to Xcend at meetings@xcend.co
  - **By Hand:**
    Xcend Pty Ltd
    Level 2
    477 Pitt Street
    Haymarket NSW 2000

A proxy need not be a Shareholder.

If you appoint a proxy and subsequently wish to attend the meeting yourself, the proxy will retain your vote and you will be unable to vote yourself unless you notify the registrar of the revocation of your proxy appointment before the commencement of the Meeting. You may notify the registrar by calling +61 (2) 8591 8509 (within Australia) or +61 (2) 8591 8509 (overseas).

If a proxy appointment is signed by a Shareholder but does not name the proxy or proxies in whose favour it is given, the Chair will act as proxy.

You are entitled to appoint up to two proxies to participate in the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy you must specify the names of each proxy and the percentage of votes or number of securities for each proxy on the Proxy Form. Replacement Proxy Forms can also be obtained from the Xcend

If you hold Shares jointly with one or more other persons, in order for your proxy appointment to be valid, each of you must sign the Proxy Form.

(d) Undirected proxies

If a Shareholder nominates the Chair of the Meeting as that Shareholder's proxy, the person acting as Chair of the Meeting must act as proxy under the appointment in respect of any or all items of business to be considered at the Meeting.

If a proxy appointment is signed or validly authenticated by that Shareholder but does not name the proxy or proxies in whose favour it is given, the Chair of the Meeting will act as proxy in respect of any or all items of business to be considered at the Meeting.

Proxy appointments in favour of the Chair of the Meeting, the Company Secretary or any Director which do not contain a direction as to how to vote will be voted in favour of the resolution at the Meeting.

The Chair intends to vote undirected proxies of which the chair is appointed as proxy in favour of the resolutions.

(e) Voting by attorney

If you wish to appoint an attorney to vote at the Meeting, the original or a certified copy of the power of attorney under which the attorney has been appointed must be received by the Xcend no later than 10.30am (Sydney time) no later than 48 hours before the Meeting.

Any power of attorney granted by a Shareholder will, as between the Company and that Shareholder, continue in force and may be acted on, unless express notice in writing of its revocation or the death of the relevant Shareholder is lodged with the Company.

Your appointment of an attorney does not preclude you from logging in online and participating and voting at the Meeting. The appointment of your attorney is not revoked merely by your participation and taking part in the Meeting, but if you vote on a resolution, the attorney is not entitled to vote, and must not vote, as your attorney on that resolution.

(f) Voting by corporate representative

To vote by corporate representative at the Meeting, a Shareholder or proxy who is a corporation should obtain a *Certificate of Appointment of Corporate Representative* from the Xcend, complete and sign the form in accordance with the instructions on it. The completed appointment form should be lodged with the Xcend before 10.30am (Sydney time) 48 hours before the Meeting.

The appointment of a representative may set out restrictions on the representative's powers. The appointment must comply with section 250D of the Australian Corporations Act.

The original *Certificate of Appointment of Corporate Representative*, a certified copy of the *Certificate of Appointment of Corporate Representative*, or a certificate of the body corporate evidencing the appointment of a representative is prima facie evidence of a representative having been appointed.

INNOVATION BEVERAGE GROUP LIMITED

ACN 625 701 420

Explanatory Memorandum

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Annual General Meetings of Shareholders in respect of the financial years 2023 and 2024 to be held virtually at 10.30 am (Sydney time) on 20 February 2026 (**Meeting**).

The Company is listed on NASDAQ. For this reason the Meeting is to be held as a virtual meeting with Shareholders able to attend and vote online as outlined in the Notice of Meeting. Shareholders, attorneys or corporate representatives may log in online and register to participate in the Meeting by clicking on the following link:

https://meeting.xcend.app/IBGAGM2026

Further details in respect of the Resolutions are detailed below. You should carefully read this Explanatory Memorandum and the proposed Resolutions detailed in the Notice of Meeting and seek your own independent financial, accounting, legal and taxation advice regarding the implications of the proposed Resolutions.

1. Accounts and Reports (FY2023 and FY2024)

The Corporations Act requires the financial report, the Directors' report and the auditor's report to be laid before the Company's annual general meeting.

Shareholders will be offered the opportunity to discuss the financial report, the Directors' report and the auditor's report at the meeting. Copies of these reports can be found on the Company's website at https://investors.innovationbev.com/sec-filings.

There is no requirement for Shareholders to approve the financial report, the Directors' report and the auditor's report. Shareholders will be offered the following opportunities:

(a) to discuss the financial reports for each of the financial years ended 31 December 2023 and 31 December 2024;

(b) ask questions or make comments on the management of the Company; and

(c) ask the auditor questions about the conduct of the audit of the financial statements.

In addition to taking questions at the AGMs, written questions to the Chairman about the management of the Company, or to the Company's auditor about:

(a) the preparation and content of the financial reports;

(b) the conduct of the audit review;

(c) accounting policies adopted by the Company in relation to the preparation of the financial statements; and

(d) the independence of the auditor in relation to the conduct of the audit review.

Written questions should be submitted no later than 5 business days before the AGMs to the Company at the Company's registered office or by email to investorrelations@innovationbev.com.

2. Resolution 1: Re-election of Sally Cardillo

2.1 Background

Clause 6.1(f) of the Constitution requires the election of one third of Directors and any Director who has held office for a period in excess of 3 years, or beyond the third annual general meeting following the Director's election, whichever is the longer, at each annual general meeting.

Sally Cardillo was elected as a Non-Executive Director on 30 April 2022 and, being eligible, offers herself for re-election.

Sally Cardillo *Non-Executive Director*	
Appointment date	30 April 2022
Qualifications	Ms. Cardillo holds a Bachelor of Science in Mathematics from The Pennsylvania State University.
Experience	Ms. Cardillo has over 30 years of accounting experience having served as a Certified Public Accountant since 1988. Since her retirement in October 2016, she has provided accounting consultancy services to individuals and corporate clients. From 1988 to 2016, Ms. Cardillo was a CPA with Braund, Eiler and Vasko ("Braund Eiler") and Herbein + Company, Inc., which acquired Braund Eiler in 2014. At the beginning of her career, Ms. Cardillo spent 11 years in industrial engineering, production planning, and systems analysis for the Jones and Laughlin Steel Company in Pittsburgh, Pennsylvania. In 1988, she became a Certified Public Accountant and began providing accounting, consulting, and audit services for a variety of individual and corporate clients for the remainder of her career.

2.2 Recommendation

The Board (with Ms. Cardillo abstaining) recommends Shareholders approve Resolution 1. The Chair intends to vote undirected proxies in favour of Resolution 1.

3. Resolution 2: Election of Daniel Lanskey

3.1 Background

Daniel Lanskey was appointed by the Board to fill a casual vacancy on 16 February 2024. Mr. Lanskey retires in accordance with clause 6.1(e) of the Constitution and, being eligible, offers himself for election.

Daniel Lanksey *Non-Executive Director*	
Appointment date	16 February 2024
Qualifications	Mr. Lanksey holds a post graduate business degree in Entrepreneurship and Venture Development from Griffith University, Brisbane, Australia. He previously served as a member of the Queensland Police Service in Australia and qualified as a Detective and Sergeant, while completing studies in Justice Administration, Information Technology and Business at a Diploma level.
Experience	Mr. Lanskey has over 25 years of capital markets experience in Asia, Australia, Canada, and the United States. He has served as Chairman, Managing Director, and CEO of companies in the energy, mining, life science, investment services and information technology. As a serial entrepreneur, Mr Lanskey has a demonstrated history of managing day to day operations from Start Up, Seed Funding through to Initial Public Offering to exit. As an experienced public speaker, he has presented at Industry Conferences in Asia, Australia, Europe, Canada, and United States. Mr. Lanskey is a Director of Valross Capital Pty Ltd, an authorized representative of an Australian Financial Services License, and has been an integral driver of capital raising activities for both private and public companies trading on the ASX, TSXV, and OTCQX. He is the Founder of Turntable Energy Limited and has served as Chairman since 2016. He has served as a director of Timeless Capital Inc. (TSXV: TLC.P) since 2018. Mr. Lanskey has also served as Chairman of Needle Capital Corp. from 2017-2019, Managing Director and Founder of Qmines Limited (ASX:QML) from 2019-2022 and Non-Executive Director of McArthur Minerals Limited (ASX: MIO; TSX-V: MMS), among positions in other listed companies.

3.2 Recommendation

The Board (with Mr. Lanskey abstaining) recommends Shareholders approve Resolution 2. The Chair intends to vote undirected proxies in favour of Resolution 2.

4. Resolution 3: Amendment of Constitution – Meeting notice period

4.1 Background

The Company proposes to amend clause 5.2(a) of its Constitution by special resolution of Shareholders under section 136(2) of the Corporations Act to reduce the period of notice to hold an general meeting from at least 28 days' notice to at least 21 days' notice unless a longer period is required by any stock exchange on which the Company's securities are traded.

Under the section 249H(1) of Corporations Act, public company (not listed on the ASX) is only required to provide 21 days' notice of a meeting of its members unless a longer period is prescribed by its constitution.

The Directors wish to bring the Constitution in line with the minimum notice requirements under the Corporations Act to provide the Company with greater flexibility to call meetings on shorter notice in order to respond quickly to any urgent matters that require Shareholder attention as well as allowing for more efficient decision making.

The Company proposes the amendments to the Constitution as detailed in **Schedule 1** to this Notice.

If this Resolution 3 is not approved by Shareholders, the provisions of the current Constitution will continue to apply.

4.2 Recommendation

Resolution 3 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote.

The Board unanimously recommends Shareholders approve Resolution 3. The Chair intends to vote undirected proxies in favour of Resolution 3.

5. Further information

The Directors are not aware of any other information which is relevant to the consideration by members of the proposed Resolutions set out in this Notice of Meeting.

The Directors recommend members read this Explanatory Memorandum in full and, if desired, seek advice from their own independent financial or legal adviser as to the effect of the proposed resolutions before making any decision in relation to the proposed Resolutions.

Glossary

Definitions

The following definitions are used in the Notice of Meeting and the Explanatory Memorandum:

Board means the board of Directors of the Company.

Company means Innovation Beverage Group Limited ACN 625 701 420.

Constitution means the Company's constitution.

Corporations Act means the Australian *Corporations Act 2001* (Cth).

Director means a director of the Company.

Explanatory Memorandum means the explanatory memorandum attached to this Notice.

Annual General Meetings or **AGMs** means the annual general meetings of the Company for the financial years 2023 and 2024 to be held virtually on 20 February 2026 at 10.30 am pursuant to the Notice of Meeting.

Meeting means the 2023 and the 2024 AGMs subject to this Notice.

NASDAQ means the National Association of Securities Dealers Automated Quotations.

Notice of Meeting or **Notice** means this notice of Annual General Meetings.

Proxy Form means the proxy form accompanying the Notice.

Resolution means the resolutions referred to in the Notice of Meeting.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of a Share.

Xcend means Xcend Pty Ltd

Schedule 1 – Amendments to the Constitution

5.2 Notice of general meetings

(a) Subject to the Listing Rules while the Company is a Listed Company and this Constitution and to the rights or restrictions attached to any shares or class of shares at least 21 ~~28~~ days' notice of a general meeting must be given in the manner authorised by rule 13.1 to each person who is at the date of the notice:

(i) a member;

(ii) a director; or

(iii) an auditor of the Company,

and, while the Company is a Listed Company, notice must be given to the Securities Exchange in accordance with Listing Rules.